March 26, 2020

James DeSocio
Chief Executive Officer
Intellinetics, Inc.
2190 Dividend Drive
Columbus, Ohio 43228

       Re: Intellinetics, Inc.
           Information Statement on Schedule 14C
           Filed March 17, 2020
           File No. 000-31671

Dear Mr. DeSocio:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Information Statement on Schedule 14C

Approval of an Amendment to our Articles of Incorporation...
Reasons for the Reverse Split and Charter Amendments

1. We note your statement that the reverse split and charter amendments were necessary to effectuate the acquisition of Graphic Sciences, Inc. Therefore, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transaction.
      Refer to Note A of Schedule 14A as well as Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
 James DeSocio
Intellinetics, Inc.
March 26, 2020
Page 2

Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                          Sincerely,
FirstName LastNameJames DeSocio
                                                          Division of
Corporation Finance
Comapany NameIntellinetics, Inc.
                                                          Office of Technology
March 26, 2020 Page 2
cc:       Erin C. Herbst, Esq.
FirstName LastName